Exhibit 99.1

SAP Announces Third Quarter and Nine Months 2015 Results	Page 1

For Immediate Release

October 20, 2015

SAP Announces Third Quarter and Nine Months 2015 Results

Cloud Revenue up 116% – Non-IFRS Operating Profit Up 19%

•	Strong Growth in New Cloud Bookings: Up 102%

•	Non-IFRS Cloud and Software Revenue Up 19% to €4.12 Billion

•	HANA Continues to Soar – SAP S/4HANA Customer Count Exceeds 1,300

•	Non-IFRS Operating Profit Increased 19% to €1.62 Billion, Non-IFRS Earnings per Share Increased 16% to €0.98

•	Reiterates Full Year 2015 Outlook

WALLDORF, Germany – October 20, 2015 – SAP SE (NYSE: SAP) today announced its financial results for the third quarter and nine months ended September 30, 2015.

SAP again delivered strong growth in the cloud, outpacing most pure cloud competitors even without the contribution from the Concur acquisition. Third quarter non-IFRS cloud subscriptions and support revenue grew 116% year-over-year (90% at constant currencies) to €600 million.1 New cloud bookings, the key measure for SAP’s sales success in the cloud, increased 102% in the third quarter to €216 million.2

The Company had very strong top and bottom line growth in the third quarter. Non-IFRS cloud and software revenue increased 19% (12% at constant currencies) to €4.12 billion. Non-IFRS operating profit increased 19% (15% at constant currencies) to €1.62 billion.

“SAP is enabling companies to Run Simple,” said SAP CEO Bill McDermott. “Whether it’s optimizing the customer experience, collaborating with partners across a digital network, engaging your workforce or managing your core operations with S/4HANA – we are helping our customers go digital. The HANA database and platform are the foundation for a ‘live system strategy’ enabling companies to capture the immense Internet of Things opportunity. This new architecture defeats complexity and radically increases speed so businesses can execute their mission in real-time. Our strong Q3 results are the latest validation of our strategy.”

“What I am particularly pleased about is that our operating profit grew even faster than our revenue. This reflects the positive impact of our business transformation and our continued focus on operating excellence across all of our lines of business, as shown in particular by an almost 9 percentage point year-over-year increase in our cloud gross margin,” said SAP CFO Luka Mucic. “In addition, we continued to increase our operating and free cash flow. In fact, we exceeded €3.2 billion for the first nine months in operating cash flow, while free cash flow marked an 8% increase year-over-year.”

[1]	For the third quarter 2015, Concur contributed €149 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies.

[2]

New cloud bookings consist of all order entry of a given period that is expected to be classified as cloud subscription and support revenue and results from purchases by new customers and from incremental purchases by existing customers. The order amount must be contractually committed (i.e. variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature Ariba and Fieldglass transaction-based fees are not reflected in the new cloud bookings metric. Amounts included in the measure are annualized. Concur contributed €59 million to SAP’s new cloud bookings in the third quarter.

SAP Announces Third Quarter and Nine Months 2015 Results	Page 2

BUSINESS HIGHLIGHTS IN THE THIRD QUARTER 2015

Continued Momentum in Human Capital Management and Customer Engagement and Commerce

Customers continue to turn to SAP to manage their global workforce, both permanent and flexible. SuccessFactors Employee Central, which is the core of our Human Capital Management offerings, is localized for 73 countries and the number of customers has increased 79% to more than 800 in just 12 months. SAP is increasingly winning against its key HCM competitors, especially in markets outside of the United States.

SAP saw excellent growth in its Customer Engagement and Commerce solutions. SAP helps businesses manage the shift from traditional CRM to real-time customer engagement where the lines between marketing, sales, service, and commerce are fading. SAP is unique in that it can help businesses connect the front-office and back-office in real-time and fulfill ecommerce in one end to end value chain. New cloud bookings for Customer Engagement and Commerce saw strong double-digit growth.

Exceptional SAP S/4HANA Traction

Customer adoption of SAP HANA continues to surge on the back of high demand for our new digital core solution SAP S/4HANA. SAP S/4HANA’s robust early traction continues with more than 1,300 SAP S/4HANA customers by the end of the third quarter across all industries and regions. SAP S/4HANA enabled strong growth across our portfolio and allows customers to turn insight into action by seamlessly connecting their entire value chain in real time.

Strong Business Network Momentum – Triple Digit Growth, Concur Accelerates

SAP is digitizing ecosystem collaborations with its Business Network solutions. Total revenue in the SAP Business Network segment was €412 million (€358 million at constant currencies) in the third quarter, a year-over-year increase of 159% (125% at constant currencies). Concur’s new business momentum has seen a significant increase since the acquisition with further acceleration of bookings in the third quarter 2015.

Approximately 1.9 million connected companies trade over $730 billion of commerce3 on the Ariba network, approximately 30 million end users process travel and expenses with Concur annually and customers are managing 1.7 million flexible workers with the Fieldglass platform annually.

Regional Performance

The EMEA region had an outstanding performance in the third quarter, with a 13% increase in non-IFRS cloud and software revenue. Non-IFRS cloud subscriptions and support revenue grew by 67% with high double-digit growth in new cloud bookings. Highlights in the region include strong software license performance in Germany and France.

The Americas region had strong double-digit growth, with non-IFRS cloud and software revenue rising 32%. Cloud subscriptions and support revenue in the region grew 139% with new cloud bookings growing by triple-digits. An improved performance in Latin America which stabilized amid macroeconomic challenges contributed to this growth.

[3]	Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months. In previous quarters this also included Concur and Fieldglass for which as of the third quarter 2015 separate more relevant metrics are disclosed.

SAP Announces Third Quarter and Nine Months 2015 Results	Page 3

In the APJ region, non-IFRS cloud subscriptions and support revenue grew 88%, driving non-IFRS cloud and software revenue up 8%. New cloud bookings grew by double-digits. In the APJ region SAP had strong growth in India and South Korea across cloud and software.

FINANCIAL RESULTS IN DETAIL

FINANCIAL RESULTS IN THE THIRD QUARTER 2015

	Third Quarter 20151)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q3 2015	Q3 2014	% change	Q3 2015	Q3 2014	% change	% change const. curr.
Cloud subscriptions and support	599	277	116	600	278	116	90
Software licenses and support	3,523	3,184	11	3,524	3,185	11	6
Cloud and software	4,122	3,461	19	4,124	3,463	19	12
Total revenue	4,985	4,254	17	4,987	4,256	17	10
Operating profit	1,214	1,157	5	1,616	1,355	19	15
Profit after tax	895	881	2	1,173	1,010	16
Basic earnings per share (€)	0.75	0.74	2	0.98	0.84	16
Number of employees (FTE)	75,643	68,835	10	N/A	N/A	N/A	N/A

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €599 million (2014: €277 million), an increase of 116%. Non-IFRS cloud subscriptions and support revenue was €600 million (2014: €278 million), an increase of 116% (90% at constant currencies). IFRS software licenses revenue was €1.01 billion (2014: €951 million), an increase of 7%. Non-IFRS software licenses revenue was €1.02 billion (2014: €952 million), an increase of 7% (4% at constant currencies). IFRS software licenses and support revenue was €3.52 billion (2014: €3.18 billion), an increase of 11%. Non-IFRS software licenses and support revenue was €3.52 billion (2014: €3.18 billion), an increase of 11% (6% at constant currencies). IFRS cloud and software revenue was €4.12 billion (2014: €3.46 billion), an increase of 19%. Non-IFRS cloud and software revenue was €4.12 billion (2014: €3.46 billion), an increase of 19% (12% at constant currencies). IFRS total revenue was €4.98 billion (2014: €4.25 billion), an increase of 17%. Non-IFRS total revenue was €4.99 billion (2014: €4.26 billion), an increase of 17% (10% at constant currencies).

IFRS operating profit was €1.21 billion (2014: €1.16 billion), an increase of 5%. Non-IFRS operating profit was €1.62 billion (2014: €1.36 billion), an increase of 19% (15% at constant currencies). IFRS operating margin was 24.3% (2014: 27.2%), a decrease of 2.9 percentage points. Non-IFRS operating margin was 32.4% (2014: 31.8%), an increase of 0.6 percentage points (1.3 percentage points at constant currencies).

IFRS profit after tax was €895 million (2014: €881 million), an increase of 2%. Non-IFRS profit after tax was €1.17 billion (2014: €1.01 billion), an increase of 16%. IFRS basic earnings per share was €0.75 (2014: €0.74), an increase of 2%. Non-IFRS basic earnings per share was €0.98 (2014: €0.84), an increase of 16%. The IFRS and non-IFRS effective tax rates in the third quarter of 2015 were 27.1% (2014: 26.5%) and 28.0% (2014: 27.7%), respectively.

SAP Announces Third Quarter and Nine Months 2015 Results	Page 4

FINANCIAL RESULTS IN THE FIRST NINE MONTHS 2015

	Nine Months 20151)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	9M 2015	9M 2014	% change	9M 2015	9M 2014	% change	% change const. curr.
Cloud subscriptions and support	1,654	738	124	1,664	741	124	92
Software licenses and support	10,183	9,019	13	10,184	9,023	13	4
Cloud and software	11,837	9,757	21	11,848	9,764	21	11
Total revenue	14,451	12,103	19	14,462	12,110	19	9
Operating profit	2,552	2,578	–1	4,066	3,510	16	5
Profit after tax	1,778	1,971	–10	2,831	2,615	8
Basic earnings per share (€)	1.49	1.65	–10	2.37	2.19	8
Number of employees (FTE)	75,643	68,835	10	N/A	N/A	N/A	N/A

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €1.65 billion (2014: €738 million), an increase of 124%. Non-IFRS cloud subscriptions and support revenue was €1.66 billion (2014: €741 million), an increase of 124% (92% at constant currencies). IFRS software licenses revenue was €2.69 billion (2014: €2.53 billion), an increase of 6%. Non-IFRS software licenses revenue was €2.69 billion (2014: €2.53 billion), an increase of 6% (a decrease of 1% at constant currencies). IFRS software licenses and support revenue was €10.18 billion (2014: €9.02 billion), an increase of 13%. Non-IFRS software licenses and support revenue was €10.18 billion (2014: €9.02 billion), an increase of 13% (4% at constant currencies). IFRS cloud and software revenue was €11.84 billion (2014: €9.76 billion), an increase of 21%. Non-IFRS cloud and software revenue was €11.85 billion (2014: €9.76 billion), an increase of 21% (11% at constant currencies). IFRS total revenue was €14.45 billion (2014: €12.10 billion), an increase of 19%. Non-IFRS total revenue was €14.46 billion (2014: €12.11 billion), an increase of 19% (9% at constant currencies).

IFRS operating profit was €2.55 billion (2014: €2.58 billion), a decrease of 1%. Non-IFRS operating profit was €4.07 billion (2014: €3.51 billion), an increase of 16% (5% at constant currencies). IFRS operating margin was 17.7% (2014: 21.3%), a decrease of 3.6 percentage points. Non-IFRS operating margin was 28.1% (2014: 29.0%), a decrease of 0.9 percentage points (1.0 percentage points at constant currencies).

IFRS profit after tax was €1.78 billion (2014: €1.97 billion), a decrease of 10%. Non-IFRS profit after tax was €2.83 billion (2014: €2.61 billion), an increase of 8%. IFRS basic earnings per share was €1.49 (2014: €1.65), a decrease of 10%. Non-IFRS basic earnings per share was €2.37 (2014: €2.19), an increase of 8%. The IFRS and non-IFRS effective tax rates for the first nine months of 2015 were 24.2% (2014: 24.8%) and 26.6% (2014: 26.4%), respectively.

Operating cash flow was €3.24 billion (2014: €3.08 billion), an increase of 5% year-over-year. Free cash flow increased slightly year-over-year to €2.82 billion (2014: €2.61 billion). Free cash flow was 19% of total revenue (2014: 22%). At September 30, 2015, SAP had a total group liquidity of €4.61 billion (December 31, 2014: €3.42 billion), which includes cash and cash equivalents and current investments. Net liquidity 2 at September 30, 2015 was -€5.82 billion compared to -€7.67 billion at December 31, 2014.

SAP Announces Third Quarter and Nine Months 2015 Results	Page 5

BUSINESS OUTLOOK 2015

The Company reiterates the following full year 2015 outlook:

•

Based on the strong momentum in SAP’s cloud business the Company expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 - €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.

•	The Company expects full year 2015 non-IFRS cloud and software revenue to increase by 8% - 10% at constant currencies (2014: €14.33 billion).

•	The Company expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion - €5.9 billion at constant currencies (2014: €5.64 billion).

While the Company’s full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates remain at the September 2015 average rates for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate as well as its non-IFRS operating profit growth rate to experience a currency benefit in a range of 7 to 9 percentage points for the full-year 2015 (2 to 4 percentage points for the fourth quarter 2015).

Additional Information

2015 revenue and profit figures include the full revenue and profit from Concur and Fieldglass. The comparative numbers for 2014 include Concur and Fieldglass starting December 4 and May 2, respectively.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Third Quarter 2015 Interim Report

SAP’s third quarter 2015 Interim Report was published today and is available for download at www.sap.com/investor.

Webcast

SAP earnings conference call for financial analysts will take place on Tuesday, October 20th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 296,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber +49          (6227) 7-44872    investor@sap.com, CET

SAP Announces Third Quarter and Nine Months 2015 Results	Page 6

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Andy Kendzie	+1 (202) 312-3919	andy.kendzie@sap.com, ET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	1 (800) 872-1SAP (1-800-872-1727)

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# # #

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE THIRD QUARTER 2015

(Condensed and Unaudited)

Page
Financial Statements (IFRS, Unaudited)
Consolidated Income Statements	F1-F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Cash Flows	F4

Supplementary Financial Information (Unaudited)
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F5-F6
Explanation of Non-IFRS Adjustments	F7
Revenue by Region	F8-F9

Financial Statements (IFRS, Unaudited)

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended September 30

€ millions, unless otherwise stated	2015	2014	Change in %
Cloud subscriptions and support	599	277	116
Software licenses	1,014	951	7
Software support	2,509	2,232	12
Software licenses and support	3,523	3,184	11
Cloud and software	4,122	3,461	19
Services	863	793	9
Total revenue	4,985	4,254	17

Cost of cloud subscriptions and support	–249	–132	89
Cost of software licenses and support	–528	–490	8
Cost of cloud and software	–777	–622	25
Cost of services	–767	–662	16
Total cost of revenue	–1,544	–1,285	20
Gross profit	3,440	2,970	16
Research and development	–660	–545	21
Sales and marketing	–1,182	–1,018	16
General and administration	–239	–190	26
Restructuring	–145	–43	>100
TomorrowNow and Versata litigation	0	–17	<-100
Other operating income/expense, net	–3	1	<-100
Total operating expenses	–3,771	–3,097	22
Operating profit	1,214	1,157	5

Other non-operating income/expense, net	–26	51	<-100
Finance income	102	30	>100
Finance costs	–60	–39	53
Financial income, net	42	–9	<-100
Profit before tax	1,229	1,199	3
Income tax TomorrowNow and Versata litigation	0	9	<-100
Other income tax expense	–333	–327	2
Income tax expense	–333	–318	5
Profit after tax	895	881	2
attributable to owners of parent	898	880	2
attributable to non-controlling interests	–2	1	<-100

Earnings per share, basic (in €)1)	0.75	0.74	2
Earnings per share, diluted (in €)1)	0.75	0.73	2

1)

For the three months ended September 30, 2015 and 2014, the weighted average number of shares was 1,198 million (diluted 1,198 million) and 1,195 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F1

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – NINE MONTHS

For the nine months ended September 30

€ millions, unless otherwise stated	2015	2014	Change in %
Cloud subscriptions and support	1,654	738	124
Software licenses	2,689	2,532	6
Software support	7,494	6,487	16
Software licenses and support	10,183	9,019	13
Cloud and software	11,837	9,757	21
Services	2,614	2,346	11
Total revenue	14,451	12,103	19

Cost of cloud subscriptions and support	–708	–320	121
Cost of software licenses and support	–1,632	–1,506	8
Cost of cloud and software	–2,340	–1,826	28
Cost of services	–2,423	–1,983	22
Total cost of revenue	–4,763	–3,810	25
Gross profit	9,689	8,293	17
Research and development	–2,058	–1,661	24
Sales and marketing	–3,749	–3,035	24
General and administration	–766	–612	25
Restructuring	–563	–97	>100
TomorrowNow and Versata litigation	0	–307	<-100
Other operating income/expense, net	0	–4	<-100
Total operating expenses	–11,899	–9,525	25
Operating profit	2,552	2,578	–1

Other non-operating income/expense, net	–228	44	<-100
Finance income	189	99	91
Finance costs	–169	–100	70
Financial income, net	20	–1	<-100
Profit before tax	2,344	2,621	–11
Income tax TomorrowNow and Versata litigation	0	86	<-100
Other income tax expense	–566	–736	–23
Income tax expense	–567	–650	–13
Profit after tax	1,778	1,971	–10
attributable to owners of parent	1,783	1,971	–10
attributable to non-controlling interests	–5	0	>100

Earnings per share, basic (in €)1)	1.49	1.65	–10
Earnings per share, diluted (in €)1)	1.49	1.65	–10

1)

For the nine months ended September 30, 2015 and 2014, the weighted average number of shares was 1,196 million (diluted 1,197 million) and 1,194 million (diluted: 1,197 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at September 30, 2015 and December 31, 2014

€ millions	2015	2014
Cash and cash equivalents	3,844	3,328
Other financial assets	921	678
Trade and other receivables	4,120	4,342
Other non-financial assets	531	435
Tax assets	203	215
Total current assets	9,618	8,999

Goodwill	22,231	21,005
Intangible assets	4,353	4,604
Property, plant, and equipment	2,122	2,102
Other financial assets	1,324	1,021
Trade and other receivables	81	100
Other non-financial assets	232	164
Tax assets	245	231
Deferred tax assets	452	230
Total non-current assets	31,039	29,459
Total assets	40,657	38,458

as at September 30, 2015 and December 31, 2014

€ millions	2015	2014
Trade and other payables	968	1,035
Tax liabilities	99	339
Financial liabilities	1,742	2,561
Other non-financial liabilities	2,268	2,810
Provision TomorrowNow and Versata litigation	0	1
Other provisions	557	149
Provisions	557	150
Deferred income	2,961	1,680
Total current liabilities	8,595	8,575

Trade and other payables	77	55
Tax liabilities	397	371
Financial liabilities	9,117	8,980
Other non-financial liabilities	199	219
Provisions	150	151
Deferred tax liabilities	512	496
Deferred income	70	78
Total non-current liabilities	10,521	10,350
Total liabilities	19,116	18,925

Issued capital	1,229	1,229
Share premium	547	614
Retained earnings	18,778	18,317
Other components of equity	2,088	563
Treasury shares	–1,128	–1,224
Equity attributable to owners of parent	21,513	19,499

Non-controlling interests	28	34
Total equity	21,541	19,533
Total equity and liabilities	40,657	38,458

Due to rounding, numbers may not add up precisely.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the nine months ended September 30

€ millions	2015	2014
Profit after tax	1,778	1,971
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	965	733
Income tax expense	567	650
Financial income, net	–20	1
Decrease/increase in sales and bad debt allowances on trade receivables	111	29
Other adjustments for non-cash items	–12	53
Decrease/increase in trade and other receivables	197	480
Decrease/increase in other assets	–212	–295
Decrease/increase in trade payables, provisions, and other liabilities	–248	–136
Decrease/increase in deferred income	1,216	914
Cash outflows due to TomorrowNow and Versata litigation	0	–233
Interest paid	–111	–83
Interest received	60	46
Income taxes paid, net of refunds	–1,049	–1,048
Net cash flows from operating activities	3,241	3,082

Business combinations, net of cash and cash equivalents acquired	–13	–730
Cash receipts from derivative financial instruments related to business combinations	266	–125
Total cashflows for business combinations, net of cash and cash equivalents acquired	253	–855
Purchase of intangible assets and property, plant, and equipment	–424	–472
Proceeds from sales of intangible assets or property, plant, and equipment	46	37
Purchase of equity or debt instruments of other entities	–1,709	–726
Proceeds from sales of equity or debt instruments of other entities	1,042	704
Net cash flows from investing activities	–793	–1,312

Dividends paid	–1,316	–1,194
Proceeds from reissuance of treasury shares	58	45
Proceeds from borrowings	1,745	501
Repayments of borrowings	–2,520	–586
Net cash flows from financing activities	–2,033	–1,234

Effect of foreign currency rates on cash and cash equivalents	101	70
Net decrease/increase in cash and cash equivalents	516	606
Cash and cash equivalents at the beginning of the period	3,328	2,748
Cash and cash equivalents at the end of the period	3,844	3,354

Due to rounding, numbers may not add up precisely.

F4

Supplementary Financial Information

(Unaudited)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	599	1	600	–72	528	277	1	278	116	116	90
Software licenses	1,014	1	1,015	–29	986	951	0	952	7	7	4
Software support	2,509	0	2,509	–132	2,377	2,232	1	2,233	12	12	6
Software licenses and support	3,523	1	3,524	–161	3,363	3,184	1	3,185	11	11	6
Cloud and software	4,122	2	4,124	–233	3,892	3,461	2	3,463	19	19	12
Services	863	0	863	–54	808	793	0	793	9	9	2
Total revenue	4,985	2	4,987	–287	4,700	4,254	2	4,256	17	17	10

Operating Expense Numbers
Cost of cloud subscriptions and support	–249	65	–184			–132	22	–110	89	67
Cost of software licenses and support	–528	61	–468			–490	59	–431	8	8
Cost of cloud and software	–777	126	–652			–622	81	–541	25	20
Cost of services	–767	20	–747			–662	16	–647	16	16
Total cost of revenue	–1,544	145	–1,399			–1,285	97	–1,188	20	18
Gross profit	3,440	148	3,588			2,970	99	3,068	16	17
Research and development	–660	25	–635			–545	13	–532	21	19
Sales and marketing	–1,182	76	–1,105			–1,018	24	–994	16	11
General and administration	–239	8	–230			–190	3	–187	26	23
Restructuring	–145	145	0			–43	43	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–17	17	0	<-100	0
Other operating income/expense, net	–3	0	–3			1	0	1	<-100	<-100
Total operating expenses	–3,771	400	–3,372	228	–3,143	–3,097	196	–2,901	22	16	8

Profit Numbers
Operating profit	1,214	402	1,616	–59	1,557	1,157	198	1,355	5	19	15
Other non-operating income/expense, net	–26	0	–26			51	0	51	<-100	<-100
Finance income	102	0	102			30	0	30	>100	>100
Finance costs	–60	0	–60			–39	0	–39	53	53
Financial income, net	42	0	42			–9	0	–9	<-100	<-100
Profit before tax	1,229	402	1,631			1,199	198	1,397	3	17
Income tax TomorrowNow and Versata litigation	0	0	0			9	–9	0	<-100	0
Other income tax expense	–333	–124	–457			–327	–60	–387	2	18
Income tax expense	–333	–124	–457			–318	–69	–387	5	18
Profit after tax	895	278	1,173			881	129	1,010	2	16
attributable to owners of parent	898	278	1,176			880	129	1,009	2	17
attributable to non-controlling interests	–2	0	–2			1	0	1	<-100	<-100

Key Ratios
Operating margin (in %)	24.3		32.4		33.1	27.2		31.8	–2.9pp	0.6pp	1.3pp
Effective tax rate (in %)	27.1		28.0			26.5		27.7	0.6pp	0.4pp
Earnings per share, basic (in €)	0.75		0.98			0.74		0.84	2	16

F5

	For the nine months ended September 30
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,654	9	1,664	–240	1,424	738	3	741	124	124	92
Software licenses	2,689	1	2,690	–186	2,504	2,532	0	2,532	6	6	–1
Software support	7,494	0	7,494	–572	6,922	6,487	3	6,491	16	15	7
Software licenses and support	10,183	1	10,184	–758	9,426	9,019	4	9,023	13	13	4
Cloud and software	11,837	11	11,848	–998	10,850	9,757	7	9,764	21	21	11
Services	2,614	0	2,614	–228	2,386	2,346	0	2,346	11	11	2
Total revenue	14,451	11	14,462	–1,225	13,237	12,103	7	12,110	19	19	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–708	162	–546			–320	58	–262	121	108
Cost of software licenses and support	–1,632	207	–1,425			–1,506	185	–1,321	8	8
Cost of cloud and software	–2,340	369	–1,970			–1,826	243	–1,583	28	24
Cost of services	–2,423	118	–2,305			–1,983	76	–1,907	22	21
Total cost of revenue	–4,763	487	–4,276			–3,810	319	–3,490	25	23
Gross profit	9,689	498	10,186			8,293	327	8,620	17	18
Research and development	–2,058	133	–1,926			–1,661	71	–1,590	24	21
Sales and marketing	–3,749	260	–3,489			–3,035	101	–2,934	24	19
General and administration	–766	60	–706			–612	30	–582	25	21
Restructuring	–563	563	0			–97	97	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–307	307	0	<-100	0
Other operating income/expense, net	0	0	0			–4	0	–4	<-100	<-100
Total operating expenses	–11,899	1,504	–10,396	862	–9,534	–9,525	926	–8,600	25	21	11

Profit Numbers
Operating profit	2,552	1,514	4,066	–363	3,703	2,578	933	3,510	–1	16	5
Other non-operating income/expense, net	–228	0	–228			44	0	44	<-100	<-100
Finance income	189	0	189			99	0	99	91	91
Finance costs	–169	0	–169			–100	0	–100	70	70
Financial income, net	20	0	20			–1	0	–1	<-100	<-100
Profit before tax	2,344	1,514	3,858			2,621	933	3,554	–11	9
Income tax TomorrowNow and Versata litigation	0	0	0			86	–86	0	<-100	0
Other income tax expense	–566	–461	–1,027			–736	–203	–939	–23	9
Income tax expense	–567	–461	–1,027			–650	–289	–939	–13	9
Profit after tax	1,778	1,053	2,831			1,971	644	2,615	–10	8
attributable to owners of parent	1,783	1,053	2,836			1,971	644	2,615	–10	8
attributable to non-controlling interests	–5	0	–5			0	0	0	>100	>100

Key Ratios
Operating margin (in %)	17.7		28.1		28.0	21.3		29.0	–3.6pp	–0.9pp	–1.0pp
Effective tax rate (in %)	24.2		26.6			24.8		26.4	–0.6pp	0.2pp
Earnings per share, basic (in €)	1.49		2.37			1.65		2.19	–10	8

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses,as well as the TomorrowNow and Versata litigation expenses.

2)

Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F6

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions	Q3 2015	1/1 - 9/30/2015	Q3 2014	1/1 - 9/30/2014
Operating profit (IFRS)	1,214	2,552	1,157	2,578
Revenue adjustments	2	11	2	7
Adjustment for acquisition-related charges	183	554	141	402
Adjustment for share-based payment expenses	72	386	–5	119
Adjustment for restructuring	145	563	43	97
Adjustment for TomorrowNow and Versata litigation	0	0	17	307
Operating expense adjustments	400	1,504	196	926
Operating profit adjustments	402	1,514	198	933
Operating profit (non-IFRS)	1,616	4,066	1,355	3,510

Due to rounding, numbers may not add up precisely.

F7

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended September 30
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	119	0	119	–7	112	71	0	71	68	67	57
Americas	431	1	432	–62	370	181	1	181	139	139	104
APJ	48	0	49	–2	46	26	0	26	88	88	78
Cloud subscriptions and support revenue	599	1	600	–72	528	277	1	278	116	116	90

Cloud and software revenue by region
EMEA	1,817	0	1,817	–10	1,807	1,614	1	1,615	13	13	12
Americas	1,695	2	1,697	–199	1,498	1,284	1	1,285	32	32	17
APJ	610	0	610	–23	587	563	0	563	8	8	4
Cloud and software revenue	4,122	2	4,124	–233	3,892	3,461	2	3,463	19	19	12

Total revenue by region
Germany	685	0	685	0	685	639	0	639	7	7	7
Rest of EMEA	1,503	0	1,504	–16	1,488	1,342	1	1,342	12	12	11
Total EMEA	2,188	0	2,189	–16	2,172	1,981	1	1,982	10	10	10
United States	1,681	2	1,683	–261	1,422	1,193	1	1,195	41	41	19
Rest of Americas	375	0	375	18	393	391	0	391	–4	–4	1
Total Americas	2,056	2	2,058	–243	1,815	1,585	1	1,586	30	30	14
Japan	171	0	171	–3	168	172	0	172	–1	–1	–3
Rest of APJ	569	0	569	–25	545	516	0	516	10	10	6
Total APJ	740	0	740	–27	713	688	0	688	8	8	4
Total revenue	4,985	2	4,987	–287	4,700	4,254	2	4,256	17	17	10

F8

	For the nine months ended September 30
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	350	1	351	–30	320	185	0	185	89	90	73
Americas	1,163	8	1,170	–195	975	488	3	491	138	138	99
APJ	142	0	143	–14	128	65	0	65	117	118	96
Cloud subscriptions and support revenue	1,654	9	1,664	–240	1,424	738	3	741	124	124	92

Cloud and software revenue by region
EMEA	5,129	1	5,131	–98	5,032	4,590	3	4,593	12	12	10
Americas	4,888	9	4,897	–747	4,150	3,656	4	3,661	34	34	13
APJ	1,820	0	1,820	–152	1,668	1,511	0	1,511	20	20	10
Cloud and software revenue	11,837	11	11,848	–998	10,850	9,757	7	9,764	21	21	11

Total revenue by region
Germany	1,872	0	1,872	–2	1,869	1,771	0	1,772	6	6	6
Rest of EMEA	4,390	1	4,392	–126	4,266	3,944	2	3,946	11	11	8
Total EMEA	6,262	1	6,263	–128	6,135	5,715	3	5,718	10	10	7
United States	4,793	9	4,802	–844	3,958	3,419	4	3,422	40	40	16
Rest of Americas	1,187	0	1,187	–69	1,118	1,131	0	1,132	5	5	–1
Total Americas	5,980	9	5,989	–913	5,076	4,550	4	4,554	31	32	11
Japan	477	0	477	–17	460	436	0	436	9	9	5
Rest of APJ	1,732	0	1,732	–166	1,565	1,401	0	1,402	24	24	12
Total APJ	2,209	0	2,209	–184	2,026	1,838	0	1,838	20	20	10
Total revenue	14,451	11	14,462	–1,225	13,237	12,103	7	12,110	19	19	9

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2)

Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F9